November 29, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. H. Christopher Owings, Assistant Director

Re:                                    Innovo Group Inc. Response to Comment Letter dated November 1, 2006

Dear Mr. Owings:

Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo”), hereby submits the responses set forth below to your Comment Letter to the Company dated November 1, 2006 (the “Comment Letter”) pertaining to the following filings:

1.                                       Registration Statement on Form S-3 filed on October 5, 2006;

2.                                       Form 10-K for the Fiscal Year Ended November 26, 2005 filed on February 9, 2006; and

3.                                       Form 10-Q for the Fiscal Quarter Ended August 26, 2006 filed on October 5, 2006.

In addition, Innovo will submit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR any revisions necessary to the above mentioned after we have fully addressed all of your comments.  The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form S-3

1.             Regarding the asset sale to Cygne, we note that you disclosed the sale of your private label business under Item 5 of your Form 10-Q.  Please tell us whether you filed the pro forma financial information required by Item 9.01 of Form 8-K.  If so, tell us the date that you filed the report that includes the required pro forma financial information or that incorporated the pro forma financial information by

5901 South Eastern Avenue, Commerce, CA 90040
(Tele) 323.837.3700 • (Fax) 323.837.3790
www.innovogroup.com

reference to the definitive proxy statement filed on April 21, 2006 in accordance with General Instruction F to Form 8-K.  Otherwise, please provide us your significance tests pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X and either file Form 8-K, or tell us why you are not required to do so.  Please refer to Rule 11-01(b) of Regulation S-X.  Finally, please address your eligibility to file this registration statement on Form S-3, given the requirement to file pro forma information in connection with the Cygne asset sale.  Refer to General Instruction I.A.3(b) of Form S-3.

We filed the pro forma financial statements required in connection with the Cygne asset sale with our definitive proxy statement on April 21, 2006 in accordance with the instructions for Item 14 of Schedule 14A.  General Instruction B.3. to Form 8-K states that, “If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.”  When we closed the transaction on May 13, 2006 after obtaining stockholder approval, we timely filed our current report on Form 8-K on May 17, 2006 with the required disclosure under Item 2.01.  Based upon and in reliance on General Instruction B.3. of Form 8-K, we did not believe it was necessary to incorporate the pro forma financial statements by reference since the pro forma financial statements had been previously reported in another filing.

A disposition of assets may not require shareholder approval and therefore, the 8-K filing pursuant to Item 2.01 and 9.01 will be the first information about the closing of the transaction and its impact on an issuer’s financial position.  However, our stockholders were required to approve the transaction with Cygne and part of the information that was provided to our stockholders to make their decision was the required pro forma financial information.  Therefore, all requisite information about the transaction and its impact had been previously disclosed to investors prior to the closing of the transaction and the additional information to be disclosed upon closing was limited to the disclosure under Item 2.01.

Accordingly, we believe that we have met the eligibility criteria required to file a registration statement of Form S-3.

Where You Can Find More Information, page 19

2.             Please incorporate by reference the current report on Form 8-K that was filed on October 19, 2006.  Please consider revising to include the language described in Telephone Interpretation No. H.69, Manual of Publicly Available Telephone Interpretations (July 1997).

We will incorporate by reference the current report on Form 8-K that was filed on October 19, 2006, as well as the current report on Form 8-K that was filed on November 3, 2006.  Further, we will revise the language in this section through the filing of a pre-effective Amendment No. 1 to Form S-3 to include the language described in Telephone Interpretation No. H.69, Manual of Publicly Available Telephone Interpretations (July 1997).

Item 17.  Undertakings, page II-2

3.             Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We will revise the language in this section to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K through the filing of a pre-effective Amendment No. 1 to Form S-3.

Form 10-K for the fiscal year ended November 26, 2005

Controls and Procedures, page 44

4.             We note your statement that a “control system, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the control system are met.”  In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 available on our website at http://www.sec.gov/rule/final/33-8238.htm.

We will revise our “Controls and Procedures” section in our future filings to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and if true at the time of filing, that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Management’s Discussion and Analysis of Financial Position and Results of…, page 26.

5.             In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual reason on the overall change.  For example, in your discussion of gross profit from other branded apparel on page 30, you should quantify the write-down on remaining Betsey Johnson inventory in connection with the termination of the license agreement and the impact of selling the apparel at prices higher than the estimated liquidated value.  Also, in your discussion of gross profit on page 34, you should quantify the price increase for Joe’s product.  In addition, please provide an analysis of the underlying reasons for each significant change you identify.  For example, you should disclose advertising and other selling expenses increased and why employee and related benefit costs and professional fees decreased in your discussion of selling, general and administrative expenses, on page 31 decreased and why products samples, advertising, sales show, travel expenses increased in your discussion of selling, general and administrative expenses on page 35.  Please note that these are just examples of where your disclosure could be improved and is not a complete list.

In future filings, we will quantify the incremental impact, as appropriate, of each individual reason for overall change in certain periods when describing key financial data or indicators in “Management’s Discussion and Analysis of Financial Position and Results of Operation.”

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

6.             In future filings, please revise the line item titled “Loss from continuing operations” presented above the interest expense line item to read “Loss from operations.”

In future filings, we will revise the line item titled “Loss from continuing operations” to “Loss from operations.”

7.             In future filings, please separately state other income and other expense either on the face of the statement or in the notes.  Please also disclose material amounts included in other income and other expense for each year presented in the notes or on the face of the statement.  Please refer to Rule 5-03 of Regulation S-X.

In future filings, we will separately state other income and other expense on the face of the Consolidated Statement of Operations and we will disclose material amounts included in other income and other expense for each year presented in the notes to our financial statements.

Consolidated Statement of Stockholders’ Equity, page F-4

8.             It appears that common stock registration related expenses charged to additional paid-in capital were incurred in connection with aborted offerings of your equity securities or with respect to offerings from which you received no proceeds.  If so, the registration expenses should have been charged to income as required by SAB Topic 5:A.  Please advise.  Also, in future filings, please charge registration expenses incurred in connection with aborted offerings and offerings from which you received no proceeds to income.

The common stock registration related expense in the amount of $186,000 for the year ended November 27, 2004 and $6,000 for the year ended November 26, 2005, related to registration expenses for our convertible note and common stock purchase warrant financings in June and October 2004, as well as common stock and warrant purchase financings in December 2003, the beginning of our 2004 fiscal year.  These expenses were specific incremental costs directly attributable to the actual offering of these securities or instruments.  These expenses did not relate to any aborted offerings.

While no cash was received at the time of conversion of the convertible promissory notes, under certain registration rights granted to the holder of the notes, we agreed to register for resale the shares that would potentially be issued upon conversion of the notes or the exercise of the warrants.  In the case of the December 2003 offering, we received proceeds immediately upon the sale of the equity, but again, agreed to register for resale the shares that would potentially be issued in the event of exercise of the warrants.  Upon conversion of the notes and/or exercise of the warrants, new equity was issued.  Because under the agreements we were required to register the shares for resale in the event of exercise or conversion, the specific costs attributable to the preparing and filing of the resale registration statements were charged to additional paid-in capital as permitted under SAB Topic 5:A.

Consolidated Statement of Cash Flows, page F-5

9.             It appears that you should report net cash flow from operating activities by adjusting net loss as opposed to net loss from continuing operations.  Please refer to paragraph 28 of SFAS 95.  Please tell us your basis in GAAP for your presentation or revise future filings accordingly.

In future filings, we will report net cash flow from operating activities by adjusting net loss as opposed to net loss from continuing operations.

Notes to Consolidated Financial Statements, page F-6

Note 2.  Summary of Significant Accounting Policies, page F-7

10.          In future filings, please disclose the types of costs classified in cost of goods sold and selling, general and administrative expenses.

We will revise our disclosure to describe the types of costs classified in cost of goods sold and selling, general administrative expenses in future filings.

Impairment of Long-Lived Assets, page F-8

11.          Please tell us whether you tested the long-lived assets of your private label business for recoverability in 2005 and, if so, the results of the test.  Please also tell us what approach you used in developing estimates of future cash flows used to test the assets for recoverability and the facts and circumstances that resulted in the loss upon the subsequent sale of your private label business.

At the end of our fiscal 2005 year, we examined the long-lived asset group of our private label business for recognition and measurement of an impairment loss under paragraph 7 of FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) and tested this long lived asset group for recoverability under paragraph 8 of FAS 144.  We concluded that the long lived asset group was recoverable and no impairment loss was to be recognized since its estimated future undiscounted cash flows exceeded its carrying value.

The long-lived asset group of our Private Label division consisted of property and equipment, customer list and goodwill.  We estimated future undiscounted cash flows in accordance with paragraphs 16-18 of FAS 144.  Our assumptions in estimating the future undiscounted cash flows of the Private Label division included a forecast of net sales and related direct expenses associated with operating that line of business.  The forecasts were based upon historical trends, management’s estimates and an internal model and budget.  At the time of our estimate and based upon the information at hand, we believed that these estimates were reasonable.

Subsequent to the issuance of our year end financial statements and during the preparation of our first quarter financial statements in March 2006, we entered into an asset purchase agreement with Cygne Designs, Inc., or Cygne, to sell to Cygne certain assets related to our Private Label division.  While negotiating the transaction with Cygne, certain facts related to the Private Label division were different than the facts used to estimate the future undiscounted cash flows at year end.  At year end, we believed, based on the forecast of undiscounted cash flows, that the long lived asset group was recoverable, and the asset group did not meet the criteria for being classified as “held for sale” as stated in paragraph 30 of FAS 144.  Also, our balance sheet at year-end was different than the balance sheet at the time the transaction was closed.  More specifically, at year end, certain related parties involved in the Private Label division owed us approximately $2,781,000; therefore, we did not have a liability associated with the manufacture of finished goods for the Private Label division.  However, at the time we executed the definitive asset purchase agreement with Cygne, we owed these same related parties a balance of approximately $1,362,000.  This balance owed to related parties continued to increase even after the definitive asset purchase agreement was executed because of the continued operation of the division and acceptance of additional purchase orders for finished goods in the ordinary course of business.  However, in the definitive purchase agreement, Cygne did not agree to assume all of the liabilities we owed to these related parties under the definitive agreement.  In addition, at closing, we were obligated to deliver certain finished goods inventory to Cygne in the amount of $3,360,000 and at a price that we did not contemplate at year-end.  The additional inventory increased the overall net book value of the assets of the Private Label division.  Because not all of the Private Label’s liabilities were assumed by Cygne as part of the purchase price and the value of our assets increased from year end as a result of the continued operation of the division, we incurred a loss on the sale of the assets at closing.

12.          From the description of the second step of your goodwill impairment analysis in the third paragraph, it appears that the private label business is your only reporting unit.  Please advise.

Our private label business is not our only reporting unit.  During fiscal 2005, our business consisted of private label apparel and branded apparel operations.  Our branded apparel operations consisted of apparel bearing the Joe’s Jeans brand, the indie™ brand and the Betsey Johnson® brand.  In future filings, we will make a change to our language so that it is clear that the goodwill and long-lived assets impairment analysis relates to the assets of each of our reporting unit’s assets and not “all” of the reporting unit’s assets, as currently stated in the last sentence of the third paragraph under “Impairment of Long-Lived Assets and Intangibles” on page F-18.

Note 3.  Discontinued Operations, page F-13

13.          Please tell us whether you filed a current report on Form 8-K disclosing the disposition of the assets of your craft and accessories segment in 2004 and the pro forma financial information required by Items 2.01 and 9.01 of Form 8-K.  If so, tell us the date you filed the report and any amendments thereto.  Otherwise, please provide us with your significance tests pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X and either file Form 8-K or tell us why you are not required to do so.  Please refer to Rule 11-01(b) Regulation S-X.

We did not file a current report on Form 8-K disclosing the disposition of the assets of our craft and accessories segment of operation nor the pro forma financial information.  We disposed of our craft and accessories segment of operations on May 17, 2005.

Item 2.01 of the Form 8-K indicates that a filing requirement is triggered if the registrant has completed the “….disposition of a significant amount of assets…(emphasis added).”  Instruction 4 states that a “….disposition shall be deemed to involve a significant amount of assets: (i) if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or (ii) if it involved a business that is significant.”  The assets of our craft and accessories segment were $2,517,000 at the end of our most recently completed (2004) fiscal year, which represented approximately 6% of our overall assets of $40,660,000.  Additionally, net sales from this segment were $16,957,000, which represented approximately 14% of our overall net sales of $121,665,000 in fiscal 2004 and in fiscal 2005, were $2,491,000, which represented approximately 2% of our overall net sales of $111,081,000.  Further, the conditions for a significant subsidiary set forth in Regulation 210.1-02(w) were not met because:

(1)                                                           our investments in and advances to the subsidiary or the proceeds received from the sale would not exceed 10% of our total assets at the end of fiscal 2004;

(2)                                                           our proportionate share of the subsidiary’s total assets (after intercompany eliminations) did not exceed 10% of our total assets  at the end of fiscal 2004; and

(3)                                                           this subsidiary (and the company) posted losses and not income at the end of fiscal 2004.

Based upon this analysis, no Form 8-K was required to be filed by us in connection with the sale of our craft and accessories segment of operations.

14.          Please tell us the nature and amounts of proceeds received upon the sale of the assets of your craft and accessory segment and how you have classified the proceeds in your statements of cash flows.

In connection with the sale of the assets of our craft and accessory segment, we received cash in the amount of $1,650,000.   In our statement of cash flows, we netted these proceeds against “Net cash (used in) provided by discontinued operations” included in the “Operating Activities” section.  Upon further review of our classification of these proceeds, we recognize that we should have included these proceeds in “Cash Flows from Investing Activities.”

Upon realization of this error, we evaluated whether this deviation from generally accepted accounting principles (“GAAP”) would be considered material or not.  In our evaluation, we looked to SEC Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”) to assess materiality.  Under SAB 99, we looked at quantitative and qualitative factors and considered all the relevant circumstances.  We looked at the considerations that may render a quantitatively small misstatement of a financial statement item material.  After our evaluation, we concluded that the error was not material and did not warrant an immediate correction.  However, we intend to revise our future filings to reflect this change in the classification of these proceeds in a manner similar to that described in CPCAF Alert #90.

Note 4.  Inventories, page F-15

15.          Please be advised that the inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve.  See Chapter 4, footnote 2 of ARB 43 and SAB Topic 5:BB.  We assume that you are presenting the reserve for informational purposes only and that you do not increase the cost basis of inventory items after a reserve has been recorded.  Please confirm whether our assumption is correct.  In addition, please disclose your accounting policy in future filings.  Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate disclosure in Management’s Discussion of Financial Condition and Results of Operations.

Your assumption that we are presenting the reserve for informational purposes only and that we do not increase the cost basis of inventory items after a reserve has been recorded is correct.  In future filings, we will disclose our accounting policy in “Note 2 – Summary of Significant Accounting Policies,” which will state that “Inventory reserves establish a new cost basis for inventory. Such reserves are not reversed until the related inventory is sold or otherwise disposed.”

Further, we will provide appropriate disclosure in Management’s Discussion of Financial Condition and Results of Operations if the sale of inventory previously written down results in the recognition of a gross margin that is in excess of our typical margin with a material effect on our reported results.

16.          In future filings, please disclose the types of costs you capitalize in inventories.  Please refer to paragraph 6(b) of Rule 5-02. of Regulation S-X.

In future filings, we will disclose the types of costs that we capitalize in our inventories.

Note 6.  Accounts Receivable, page F-16

17.          Please explain to us in detail how you are accounting for the accounts receivable factoring agreements and why your accounting treatment complies with Paragraphs 9-12 of SFAS 140. Please also explain why advances in excess of the accounts receivable advance percentage are treated as sales as opposed to secured borrowings and tell us your basis in GAAP for doing so.

We currently account for our accounts receivable factoring agreements as a sale of the receivable (i.e., the asset) to our primary factor, The CIT Group/Commercial Services Inc. (“CIT”).  Under our factoring agreements, we have the ability to obtain cash from the sale of our accounts receivables for up to 85% of the face amount.  We record the difference between the face value of the amount of the receivable sold to the factor less the amount paid by CIT for the sale.  We also deduct, in advance, an estimate for returns, damages or other customer credits or chargebacks that may occur from the face value of the receivable sold based on historical experience.  CIT then owns the account and collects the receivable.  Upon collection, CIT applies the difference between the amount CIT initially paid and the collection amount less any authorized deductions and factoring fees to our account balance.  If, at the end of a quarter or year, CIT owes us money, the amount is reflected as a change in operating amounts under “Accounts Receivable.”  If, at the end of a quarter or year, we owe CIT money, the amount is recorded as a liability due to factor in the “Cash Flows from Financing Activities.”

We believe that our accounting treatment complies with Paragraphs 9-12 of FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”) because FAS 140 states that “a transfer of a financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration…..is received in exchange.”  A transferor is considered to have surrendered control over an asset if: (1) the transferred assets have been isolated from the transferor; (2) each transferee has the right to pledge or exchange the assets; and (3) the transferor does not maintain effective control over the transferred asset.  We believe that we have surrendered control over our accounts receivable once we sell them to CIT and therefore, can properly account for the accounts receivable factoring arrangement as a sale of the asset.

More specifically, Section 1 of the factoring agreements states that “You (Joe’s Jeans, Inc.) sell and assign to us (CIT), and we purchase as absolute owner, all accounts receivable…..which you in your discretion choose to factor with us….”  (emphasis added).  All accounts that are factored are absolutely owned by CIT upon factoring (i.e., legally isolated) and are defined collectively as “Accounts” in the factoring agreement.  Upon the sale of the Accounts, invoices are generated to the account holder that tell such holder that the account has been sold, assigned and is payable to CIT only.  Our invoice, a copy of which is attached as Attachment 17-A, directs the account holder to remit payment to CIT directly and to make the checks payable to CIT.  Section 9.2 of the factoring agreement states clearly that CIT is the “….owner and assignee of the Accounts and all proceeds thereof” to further evidence the transfer of the asset and legal isolation.

Under Sections 8 and 9 of the factoring agreements, we have ceded all control over handling, collecting and servicing the Accounts to CIT.  In addition, we have granted CIT a very broad security interest in all existing and future rights to the Accounts and proceeds thereof.  This security interest has been perfected under the Uniform Commercial Code in the relevant state(s) and would be an enforceable security interest which CIT may act upon immediately in the event of bankruptcy or other creditor claims.

Since we have no continuing involvement, rights or obligations in the Accounts once factored, we believe that it is proper to account for the Accounts as a sale of an asset rather than secured borrowing in the manner set forth in FAS 140.

We do not receive advances in excess of the accounts receivable advance percentage from CIT.  Rather, what appears to be advances in excess of our accounts receivable advance percentage in our disclosure on page F-16 are actually advances under our inventory security agreement with CIT.  Advances under our inventory security agreements are tied to our aggregate daily availability with CIT under our factoring arrangements.  As a result, these funds are netted against sales of our accounts receivables.  We have considered paragraph 6 of FIN 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”) and believe that the aggregation of our sales of accounts receivables with advances under our inventory security agreement are permitted because the amounts owed are commingled in the same account with CIT and that account is credited when CIT collects funds on our behalf or we repay the advances on inventory. Therefore, we and CIT are both mutual debtors and each of us acts in the capacity of both debtor and creditor at times to the other and thus, under FIN 39, we can set off these debts.  If, at the end of a quarter or year, we owe CIT money, the amount is recorded as a liability due to factor in the “Cash Flows from Financing Activities.”

Note 9.  Convertible Notes and Common Stock Purchase Warrants, page F-18

18.          With respect to each issuance of the convertible notes, please tell us whether the instruments included a beneficial conversion option.  In doing so, please tell us the market price of your common stock on the issuance dates of the instruments, the fair value assigned to the warrants, how you determined fair value of the warrants and the effective conversion price of the instruments based on the proceeds allocated to the convertible debt instruments and warrants.  Please also tell us how you allocated the proceeds to the convertible debt instruments and warrants.  Please refer to EITF 00-27.

Convertible Note Financing – June and October 2004

When we initially accounted for the convertible notes issued in June and October 2004, we did not account for the convertible debt with a beneficial conversion option since the exercise price on the date that the definitive agreements were executed were at a premium to the market price on that date.  Subsequent to that original accounting, we recognize that we should have accounted for the beneficial conversion option taking into consideration an effective conversion price in accordance with paragraph 7 of EITF 00-27.

The convertible notes were issued as follows:

Date of Funding	Amount of Funding	Conversion Price	Market Price on Date of Funding	Effective Conversion Price

6/15/04	$1,000,000	$1.53	$1.30	$1.43

6/18/04	$1,000,000	$1.41	$1.19	$1.33

6/22/04	$500,000	$1.35	$1.10	$1.28

10/4/04*	$1,885,000	$2.28	$2.12	$2.03

* Six separate convertible notes were issued for $1,885,000 in the aggregate on the same terms and conditions.

The fair value assigned to the warrants at the respective dates was as follows:

Date of Warrant Issuance	Number of Shares	Per Share Value Assigned	Total Value Assigned

6/15/04	125,000	$0.50	$62,500

6/18/04	125,000	$0.45	$56,250

6/22/04	62,500	$0.41	$25,625

10/4/04	30,000	$0.88	$26,400

10/4/04	28,750	$0.88	$25,300

10/4/04	62,500	$0.88	$55,000

10/4/04	62,500	$0.88	$55,000

10/4/04	33,125	$0.88	$29,150

10/4/04	18,750	$0.88	$16,500

Total Value			$351,725

Fair value of the warrants was determined using the Black-Scholes method with the following assumptions:

Estimated dividend yield	0.0%
Expected volatility	76%
Risk-free interest rate	5.0%
Expected life of options	2	yrs.

Initially, we allocated the proceeds from the convertible note financing and warrant issuance, as follows:

Allocation of Proceeds from convertible notes:	Amount
Beneficial Conversion Option	$0
Convertible Notes Payable	$4,034,000
Warrants	$351,000
TOTAL:	$4,385,000

The value of the warrants was recorded as a debt discount and was being amortized to expense as an interest yield adjustment.

Upon further review, we determined that a beneficial conversion option was present and calculated as follows:

Amount	Conversion Price	Max Conversion Shares	Conversion date	Market Price at Funding	Value net of discount	Effective Conversion Price	In (Out) of the money	Beneficial Conversion Calculation

1,000,000	$1.530	653,594	3/22/2005	$1.300	$1,000,000	$1.530	$-0.230
1,000,000	$1.410	709,219	3/2/2005	$1.190	$1,000,000	$1.410	$-0.220
500,000	$1.350	370,370	1/19/2005	$1.100	$500,000	$1.350	$-0.250
2,500,000		1,733,183			$2,500,000

240,000	$2.280	105,263	5/26/2005	$2.120	$240,000	$2.280	$0.091	$9,579
230,000	$2.280	100,877	6/7/2005	$2.120	$230,000	$2.280	$0.091	$9,180
500,000	$2.280	219,298	5/12/2005	$2.120	$500,000	$2.280	$0.091	$19,956
500,000	$2.280	219,298	5/12/2005	$2.120	$500,000	$2.280	$0.091	$19,956
265,000	$2.280	116,228	3/4/2005	$2.120	$265,000	$2.280	$0.091	$10,577
150,000	$2.280	65,789	5/4/2005	$2.120	$150,000	$2.280	$0.091	$5,987
1,885,000		826,753			$1,885,000			$75,235

4,385,000		2,559,936			$4,385,000			$75,000	*

*Rounded to the nearest thousand for discussion purposes.

In light of calculating the effective conversion price, the allocation of proceeds should have been as follows:

Allocation of Proceeds from convertible notes:	Amount
Beneficial Conversion Option	$75,000
Convertible Notes Payable	$3,959,000
Warrants	$351,000
TOTAL:	$4,385,000

Upon this further review and in light of this error, we evaluated its impact under SEC Staff Accounting Bulletin: “No. 99 – Materiality” (“SAB 99”).  Under SAB 99, we considered both the quantitative and qualitative factors surrounding the error and its amount and assessed its materiality on the total mix of information available.  Based upon this evaluation, we determined that the amount of proceeds to be allocated to the beneficial conversion option in the amount of $75,000 was not material in amount and significance under SAB 99 and therefore, our consolidated financial statements were fairly presented and do not require an adjustment or a restatement.

Note 12.  Stockholders’ Equity, page F-22

Warrants, page F-22

19.          We assume that outstanding common stock warrants are classified as permanent equity.  Please confirm our understanding and tell us why your classification complies with EITF 00-19.  In doing so, please address each requirements in paragraphs 12-32 of EITF 00-19.

All outstanding common stock warrants are classified as permanent equity by us.  Upon a review of the various warrants issued and outstanding as of November 26, 2005 and referred to in “Note 12 – Stockholders Equity – Warrants” on page F-22, we determined that all of the warrants contained substantially similar terms and conditions.  Therefore, our discussion below refers to all warrants.  We believe that our classification of these common stock warrants as permanent equity complies with EITF 00-19 because of the following:

•                  Under Paragraph 8 of EITF 00-19, the initial criteria for a contract to be initially classified as equity were met.  For instance, the warrants required physical settlement or net-share settlement.  There was no provision in the warrants that provided for net-cash settlement; therefore, classification as an asset or liability would not be proper.

•                  There is no requirement in the warrants that permit or could require net-cash settlement instead of the issuance of shares of common stock.  See Paragraph 12 of EITF 00-19

•                  See continuing discussion for meeting the following conditions so that the warrants can be classified as equity.  See Paragraph 13 of EITF 00-19

•                  The warrants permit us to settle in unregistered shares (i.e., we can deliver to the holder of the warrant upon exercise shares that have a restrictive legend on them).  See Paragraphs 14-18 of EITF 00-19

•                  We currently have sufficient authorized and unissued shares available to settle the warrant contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.  More specifically, we currently have 80,000,000 shares authorized for issuance under our 6th Amended and Restated Certificate of Incorporation with an adequate number of shares available for future issuance, as follows:

Total Shares Authorized for Issuance	80,000,000
Total Shares Outstanding as of 10/28/06	34,343,454
Total Shares Reserved for warrant exercises	778,333
Total Shares Reserved for option exercises	4,092,296
Total Shares Reserved for under option plan remaining	476,839
Shares reserved for potential issuance to JD Design for CIT	6,834,347
TOTAL SHARES FULLY DILUTED	46,525,269
SHARES AVAILABLE FOR FUTURE ISSUANCE	33,474,731

See Paragraph 19 of EITF 00-19

•                  The warrants contain an explicit limit on the number of shares to be delivered in the event of exercise by the holder.  See Paragraphs 20-24 of EITF 00-19

•                  There are no required cash payments to the counterparty in the event that we fail to make timely filings with the SEC.  See Paragraph 25 of EITF 00-19

•                  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make whole” provisions.)  See 1 Paragraph 26 of EITF 00-19

•                  The warrants do not permit any net-cash settlement of any type or in any instance.  See Paragraphs 27-28 of EITF 00-19

•                  There are no provisions in the warrants that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the warrant.  See Paragraphs 29-31 of EITF 00-19

•                  There is no requirement in the warrant that we post collateral at any point or for any reason.  See Paragraph 32 of EITF 00-19

Earnings (Loss) Per Share, page F-25

20.          In future filings, please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for each of the years presented.  Please tell us whether the contingently issuable shares disclosed on page F-27 are included in potentially dilutive securities.

In future filings, we will disclose potentially dilutive shares that are not included in the computation of diluted earnings per share because doing so would be antidilutive for each of the years presented.  In accordance with paragraph 30 of FAS 128, “Earnings Per Share,” (“FAS 128”) the contingently issuable shares that were disclosed on page F-27 in the amount of 1,041,667 are not included in the potentially dilutive securities because we were in a loss position and the inclusion in the diluted EPS calculation would have been antidilutive.

Note 15.  Related Party Transactions, page F-30

21.          Please tell us your basis in GAAP for netting the liability to Sweet Sportswear LLC against the amounts due from related parties.

We net the liability owed to Sweet Sportswear LLC against other amounts due from related parties because the principal members of Sweet Sportswear LLC are Hubert Guez and Paul Guez, who are stockholders of the Company.  We net the liability to other affiliated companies owned by Hubert Guez and Paul Guez, such as Azteca and Commerce, against the amounts due from related parties.  Thus, they are the same persons who are members and/or stockholders of the other entities and they permit us to net these liabilities.  Again, we considered FIN 39 and believe that in accordance with paragraph 6, the liabilities can be set off because we, along with Sweet Sportswear LLC and its affiliated entities, are mutual debtors and each of us acts in the capacity of both debtor and creditor at times to the other.

Schedule II, Valuation of Qualifying Accounts, page F-34

22.          In future filings, please revise to disclose information related to your allowance for product returns separately from your allowance for doubtful accounts.  Please also describe deductions and each of the amounts charged to other accounts reflected in the schedule.  See Rules 5-04 and 12-09 of Regulation S-X.

In future filings, we will disclose the information related to our allowance for product returns separately from our allowance for doubtful accounts.  In addition, we will also describe the deductions and the amounts charged to other accounts reflected in the schedule.

Form 10-Q for the Fiscal Quarter Ended August 26, 2006

23.          Please address the above comments in future filings on Form 10-Q as applicable.

We will address the above comments in our future filings on Form 10-Q as applicable.

Note 10.  Stockholders’ Equity, page 16

24.          In future filings, please disclose the total fair value of options vested during the periods presented and aggregate intrinsic value of options vested at the most recent balance sheet date.  Please refer to paragraphs A240c. and A240d. of SFAS 123(R).

In our future filings, we will disclose the total fair value of options vested during the periods presented and the aggregate intrinsic value of options vested at the most recent balance sheet date.

Controls and Procedures, page 44

25.          We note your disclosure in the second paragraph that disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported with the time periods specified.  In future filings, please revise to also state that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Please refer to Exchange Act Rule 13a-15(e).

In future filings, we will revise our disclosure to state that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports we file or submit under the Act is accumulated and communicated to management, including our principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.

Sincerely,

Innovo Group Inc.

/s/ Marc Crossman
Marc Crossman
CEO, President and CFO

cc:	Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP Kelly Tien, Ernst & Young LLP

Joe’s Jeans, Inc (Women)			Invoice #
Innovo Group
5901 South Eastern Ave			Make Check Payable and
Commerce, CA 90040			Mail to:
Phone: (323)837-3700	Fax:	(323)837-3782	The CIT Group/Commercial
Services, Inc.
P.O. BOX 1036
Charlotte, NC 28201-1036

Bill-To:	Customer Name		Invoice No.	Invoice Date
Address

			Customer Account No.	Factor Approval No.

			Customer DUNS No.	Factor Acct No.
Ship-To:	Customer Name
Address			Div: 1 Joe’s Women	Sea:
DUNS Number 068050744

Customer PO Number			Dept.	Terms		Sls Reps		Log Number		Vendor No			Shipping Method					Due Date

					A	23	24	25	26	27	28	29	30	31	32	33	BULK
					B	XS	S	M	L	XL	XXL						BULK
			D		C	AST											BULK	Total	Unit
Style	Fabric	Clr	i	Description	D	ONE												Units	Price	Extension
			m		E		28	29	30	31	32	33	34	36	38	40	BULK

Cartons: Weight:						Bill of Lading:						Total Units						Merch
Discount
Customer Phone: ( ) -						Customer Fax: ( ) -						US Fein:						Freight
Other Chgs
Pick Ticket No’s:																		Sales Tax
Special Instructions:																		Returns

Based upon a guarantee received, the wearing apparel

delivered under this invoice complies with the provisions

of Section 4(A) of the Flammable Fabrics Act. All legal

and/or collection agency fees will be added ot this billing.

										No Returns Accepted or Claims Allowed After 5 Days From Date of Receipt of Shipment. All Returns Require Prior Written Approval.								Deposit

Total